May 19, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:      Vanessa Robertson
                         Kevin Vaughn

RE:          Entera Bio Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-38556

Dear Ms. Robertson and Mr. Vaughn,

On behalf of Entera Bio Ltd., a company organized under the laws of the State of Israel (the “Company”), we respectfully submit this letter in response to the comment letter, dated May 6, 2025 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2024.

For ease of reference, we have reproduced the text of the Staff’s comment in bold italicized face, followed by the Company’s response. In the responses below, references to “we,” “our,” and “us” refer to the Company.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 84

1.
You disclose on page 83 that research and development expenses for the years ended December 31, 2024 and 2023 were primarily for the development of EB613, EB612 and your collaboration with OPKO related to GLP-2 and OXM. Please provide revised disclosure to be included in future filings to break out research and development expenses by product candidate or by indication. For amounts that are not tracked by program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented which should reconcile to total research and development expense on the Statements of Operations.

Company’s Response:

The Company respectfully acknowledges the Staff’s comment and advises that in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025, it will enhance its disclosure in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Research and Development Expenses” to provide greater detail with respect to the Company’s research and development expenses.

It should be noted that until the second quarter of 2025, the majority of our research and development costs were associated with our EB613 clinical program, as such no allocation of the internal expenses by program was performed. Following the signing of the collaboration agreement with OPKO Biologics, Inc. (hereafter – OPKO), commencing the second quarter of 2025, we are required to gather the relevant research and development expenses incurred in the collaboration with OPKO on the OXM program; as such these expenses will be disclosed separately in future filings.

In addition, the Company will enhance its disclosure to break out external research and development costs associated with EB613 (including costs related to the new generation platform) separately from those related to other programs, including EB612 and the GLP-2 program, which are currently at earlier stages of development, and the costs for which will be presented in aggregate.

Internal and certain external research and development expenses, such as employee compensation, rent and facility-related costs, general laboratory supplies and consumables, and certain consulting fees, support multiple product candidates and development programs. As these costs are not tracked by individual program but support the Company’s overall research and development efforts, the Company will present them by nature of expense. These disclosures will be reconciled to the total research and development expense reported in the Statements of Operations.

Set forth below is an example of the disclosure that the Company intends to include in future filings in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

*          *          *          *          *

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our N-Tab™ technology platform and our product candidates. We expense both internal and external research and development expenses to operations for the periods in which they are incurred. We mapped the majority of external research and development costs incurred for our product candidates and development programs.

Internal and certain general external research and development expenses support multiple product candidate research and development programs, include:

•	employee-related expenses, including salaries, bonuses and share-based compensation expenses for employees and service providers in the research and development function;

•
costs associated with our research and development platform used across programs, process development, manufacturing, consulting fees and preclinical development for earlier stage programs and new technologies;

•	expenses incurred in operating our laboratories including our small-scale manufacturing facility; and

•	depreciation of research and development equipment, allocated overhead, rent and facilities-related expenses.

External research and development expenses for our main clinical development programs include:

•	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

•	other costs associated with pre-clinical and clinical activities;

•	supply, development and manufacturing costs relating to clinical trial materials; and

•	certain consulting and advisory services related to the program;

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase significantly in future periods as we advance our clinical candidates into later stages of clinical development and invest in additional preclinical candidates.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to the timing of initiation of clinical trials and the enrollment of patients in clinical trials. Research and development expenses for the three and six months ended June 30, 2025 were primarily for the development of EB613 and our collaboration with OPKO related to OXM and for the three and six months ended June 30, 2024 were primarily for the development of EB613. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including:

•	the uncertainty of the scope, rate of progress, results and cost of our clinical trials, nonclinical testing and other related activities;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing and outcomes of regulatory approvals;

•	the cost and timing of establishing any sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any milestone and royalty payments thereunder.

A change in the outcome of any of these variables with respect to the development of EB613, OXM or any other product candidate that we may develop could significantly change the costs and timing associated with the development of any such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical or clinical studies beyond those that we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if we encounter difficulties in manufacturing our clinical supplies, then we could be required to expend significant additional financial resources and time on the completion of the clinical development.

Our research and development expenses for the three and six months ended June 30, 2025 and June 30, 2024 are summarized as follows:

	Six Months Ended June 30, (unaudited)		Three Months Ended June 30, (unaudited)
	2025	2024	2025	2024
	(In thousands)		(In thousands)
External Expenses related to EB613	$	$	$	$
Internal and External expenses related to OXM collaboration with OPKO
Internal and External expenses related to other development program:
Payroll and related expenses
Share-based compensation
Rent and related expenses
Other development expenses
Research and development expenses	$	$	$	$

*          *          *          *          *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at +972-52-7555346.

Sincerely, Entera Bio Ltd. By: /s/ Dana Yaacov-Garbeli Dana Yaacov-Garbeli Chief Financial Officer cc: Drew M. Altman, Esq., Greenberg Traurig, P.A.